UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

1 MTS.RU 1 Attributable to the owners of the Company. MTS REPORTS 3Q AND 9M 2023 RESULTS grew by 12 . 2 % year - over - year to RUB 446 . 0 bn . increased 8.0% year - over - year to RUB 182.2 bn . amounted to RUB 38.5 bn (+41. 8 % year - over - year). 9M 2023 Consolidated Group Revenue 9M 2023 Group OIBDA 9M 2023 Group Net Profit 1 Viacheslav Nikolaev , President & CEO , commented: Moscow , November 16 , 2023 — Mobile TeleSystems Public Joint Stock Company (“MTS” or “the Company) (MOEX : MTSS) , a digital ecosystem, announces its third - quarter 2023 financial and operating results . In 3 Q 2023 , consolidated Group revenue rose by 16 . 0 % year - over - year to RUB 1 59 . 7 bn on the back of all the business segments growth . Group OIBDA in the reporting period increased by 0 . 6 % compared to the strong last year period results and considering the investments in the high - potential areas and product teams - to RUB 6 0 . 8 bn . Positive drivers of OIBDA were the growth of Telecom sales, successful results of Fintech, revenue growth and effective cost management in Media segment . S MTS celebrated its 30 th anniversary at the end of October . Throughout our history, we have gone through more than one transformation, but now, more than ever before, we are ahead of the curve : we are attracting the best talent available, and we have become one of the country’s top employers ; we are investing in high - potential projects and our own developments, expanding our portfolio of products for our B 2 C and B 2 B clients, and improving our clients’ quality of life as well as the amount of time they spend within our digital ecosystem . In the first nine months of 2023 , we enjoyed strong revenue growth in all segments : we maintained our leading position in telecom and strengthened our market position in digital areas . Since the beginning of the year, our subscriber base has grown by 800 , 000 new users, and our ecosystem base has grown by 700 , 000 clients . We continue to scale our advertising business ( Adtech ), which is growing at a rate of 50 % year over year thanks to new solutions and an expanding audience ; we have also demonstrated excellent performance in Fintech and developed our Media and Cloud business . These achievements once again demonstrate the effectiveness of our long - term strategy aimed at realizing the synergy of digital segments and creating the best customer experience for tens of millions of MTS products users .

2 MTS.RU BUSINESS - LINE HIGHLIGHTS TELECOM ▪ Revenue from Russia connectivity services in 3Q 2023 increased 7 .4 % year - over - year to RUB 112. 4 bn . ▪ The number of three - month active mobile subscribers in Russia increased to 80 . 8 m as of the end of 3Q 2023. FINTECH ▪ Fintech revenue increased 26.2% year - over - year in 3Q 2023, reaching RUB 2 3. 6 bn . ▪ Bank’s net income in 3Q 2023 increased to the record level – RUB 5.1 bn or RUB 10.9 bn for 9M 2023. ▪ The retail loan portfolio amounted to RUB 313. 6 bn as of the end of the reporting period . MEDIA ▪ The number of over - the - top media subscribers increased 33.2 % year - over - year to 7.6 m as of the end of 3Q 2023 . ▪ The total number of pay - TV subscribers ( satellite , cable , IPTV, OTT) rose 19. 8 % year - over - year to 1 2. 2 m as of the end of the reporting period . ECOSYSTEM ▪ The number of ecosystem clients rose to 1 4.2 m , up 11.4 % compared with 3Q 2022. ▪ 47.5% of adjusted B2C revenue 2 came from ecosystem clients in 3 Q 2023. 2 Based on B2C connectivity revenue ( w/o fixed voice ) and the Bank’s operating income before provisions. S CB0

3 MTS.RU 3 Net of cash proceeds under a sharing agreement. 4 Excluding lease obligations . 5 Adjusted OIBDA for Q 2 2022 and 9M 2022 does not include a loss from the impairment of noncurrent assets in the amount of RUB 489 m . FINANCIAL RESULTS Consolidated MTS Group key figures ( RUB bn ) 3 Q23 3 Q22 Change, % Revenue 159 . 7 137 . 7 16 . 0% o/w Russia 156 . 7 135 . 8 15 . 3% OIBDA 60 . 8 60 . 5 0 . 6% o/w Russia 59 . 8 59 . 7 0 . 2% Operating profit 31 . 2 32 . 6 - 4 .5 % Profit attributable to the owners of the Company 9 . 0 12 . 3 - 27 . 1% Cash CAPEX 3 22 . 3 15 . 5 43 . 9% Net debt 4 437 . 9 4 14 . 8 5 . 6% Net debt / LTM adjusted OIBDA 1 . 8 1 .9 - 0. 1 x 9 M 202 3 9 M 202 2 Change , % Revenue 446 . 0 397 . 4 12 . 2% Adjusted OIBDA 5 182 . 2 168 . 7 8 . 0% Profit attributable to the owners of the Company 38 . 5 27 . 1 41 . 8% Operating cash flow 93 . 3 125 . 5 - 25 . 7% Free cash flow excl. Bank 57 . 6 17 . 7 3 . 3 x S In 3 Q and for 9 M 2023 Group Revenue increased by 16 . 0 % and 12 . 2 % to RUB 159 . 7 bn and RUB 446 bn , respectively, on the back of a positive contribution from all business segments of the Group . The double - digit rate of revenue growth in the reporting quarter was driven by growth in revenues from core telecom services, recovery of sales in the retail business, growth in the retail loan portfolio and commission income in Fintech, as well as development of the advertising business ( Adtech ) through new solutions and expansion of the client base . Group OIBDA in 3 Q and for 9 M 2023 was RUB 60 . 8 bn (+ 0 . 6 % year - over - year) and RUB 182 . 2 bn (+ 8 . 0% ), respectively . Growth in 3 Q 2023 was constrained by investments in points of growth, employee costs, and one - off expenses . Group Net Profit in 3 Q and for 9 M 2023 was RUB 9 . 0 bn and RUB 38 . 5 bn , respectively . The negative earnings change in 3 Q 2023 is mainly attributable to higher finance costs against a backdrop of higher interest rates, higher depreciation and amortization amid the continued investment in network and ecosystem development . In 3 Q 2023 , Group Cash Capital Expenditures totaled RUB 22 . 3 bn (+ 44 % year - over - year) and were allocated to the development of telecom infrastructure and the Group's growing businesses . Cash capital expenditures for 9 M 2023 totaled RUB 59 . 7 bn . As at September 30 , 2023 , MTS's Net Debt amounted to RUB 437 . 9 bn , with a net debt weighted average interest rate of 7 . 9% . The Group's Net Debt to LTM Adjusted OIBDA ratio remained at the same level as last quarter, 1 . 8 x .

4 MTS.RU 6 Number of owned and franchised MTS stores in operation at the end of the reporting period. (RUB bn) 3 Q 23 3 Q 22 Change, % Revenue 156 . 7 1 35 . 8 15 . 3 % B2C 105 . 3 93 . 5 12 . 6 % Connectivity 71 . 9 67 . 6 6 . 4 % Sales of handsets 11 . 8 8 . 4 40 . 7 % Bank revenue 1 9 . 5 1 6 .4 18 . 7 % Other 2 . 1 1. 2 78 . 4 % B2B/G 41 . 0 31 . 2 31 . 2% Connectivity 20 . 6 18 . 0 14 . 7% Adtech 9 . 6 6 . 4 50 . 1% Sales of handsets 3 .7 1 . 9 97 . 8 % Bank revenue 3 . 8 2. 0 89 . 9 % Cloud and other 3 . 2 3 . 0 8 . 4 % B2O 19 . 8 19 . 0 4 . 1 % Elimination - 9 . 4 - 8 . 0 1 8 . 0 % OIBDA 59 . 8 59 . 7 0 . 2 % margin 38 . 2% 4 3 . 9% - 5 . 7 p . p Net profit 8.5 11.9 - 28.7% Number of MTS retail stores 6 4 691 5 363 - 12.5 % Informative : connectivity revenue 1 12.4 10 4.6 7.4 % Russia results (accounts for over 98% of Group revenue ) S Connectivity revenue in Russia in 3 Q 2023 was up 7 . 4 % year - over - year to RUB 112 . 4 bn , driven by higher revenues from basic and digital services in both the B 2 C and B 2 B segments . The advertising business ( Adtech ), accelerates growth rates by expanding its product portfolio, building up advertising inventory, and increasing its client base . The growth of revenue from banking services was driven by high rates of retail lending and an increase in commission income . Sales of handsets and accessories increased 51 . 2 % year - over - year on the back of last year's relatively low results as well as various marketing activities .

5 MTS.RU RECENT COMPANY NEWS Corporate developments In October, MTS announced two new appointments : - Evgeny Chereshnev became a member of the Management Board and Vice President for Strategy and Innovation . Evgeny was previously the Executive Director for Strategy and Innovative Development at MTS RED (Cybersecurity Unit) . He is also the founder of the advanced development center Future Crew and an international expert in artificial intelligence, data management and cybersecurity . Prior to joining MTS, he was the Executive Vice President for Digital Business and a member of the Management Board of Vimpelcom . - Valentina Nudga was appointed as a member of the Management Board and Vice President for Corporate and Legal Affairs . Valentina joins MTS from the European energy company Fortum , where she spent seven years as the Deputy CEO for Corporate and Legal Affairs and Compliance Control for the company’s Russian division . She was previously the Director of Legal Support at Megafon Retail and Director of Legal Affairs at Yota . S

6 MTS.RU M&A In September, MTS Entertainment, an MTS subsidiary , acquired an 85 % stake in Ticketscloud LLC (the Ticketscloud platform), one of Russia’s leading full - cycle services for event organizers . The deal will bolster MTS’s position in the market for ticket sales and increase its market share considerably, enabling the company to sell over 11 million tickets for events annually . The two companies will jointly develop digital and mobile products for concert and theater organizers in addition to entering new markets . The integration of MTS’s loyalty programs into Ticketscloud products and services is planned for the near term . MTS Live customers will be able to buy tickets for nearly every event taking place in Russia . Together, the companies expect to account for more than 30 % of the ticket market by the end of 2023 . Debt S In October, MTS issued four - year exchange - traded bonds (series 002 P - 01 ) worth RUB 25 . 0 billion with a floating coupon rate of RUONIA plus 1 . 25 % per annum . The issue was two times oversubscribed . The funds raised will be used to refinance the company’s current debt and for general corporate purposes . In September, MTS became the first company in the Russian market to issue over - the - counter bonds for individuals on Moscow Exchange’s Finuslugi platform . The offer price for the digital bonds was 100 % of the face value of RUB 1 , 000 . The coupon period is 91 days, and the term to maturity is 1 , 092 days (September 7 , 2026 ) . The funds received from the bond issue will be used to create digital products within the MTS ecosystem as well as to develop and modernize digital infrastructure throughout the country, including in remote areas . In August, the first issue of MTS DFA, issued in accordance with the Decision on the issue of digital financial assets No . 1 dated February 17 , 2023 , was redeemed . Cash in the amount of 1 billion rubles and interest amounts for the second coupon period were transferred to the MTS electronic wallet on the Atomize platform and transferred to the Investor’s electronic wallet . Thus, the circulation of DFA MTS NDM_ 1 in the Atomize information system has ceased . In November , MTS successfully completed book building for the placement of an issue of five - year exchange - traded bonds ( 002 P - 02 series) in the amount of RUB 13 , 5 billion with a floating coupon rate of RUONIA + 1 . 25 % per annum . The initial benchmark spread of RUONIA was lowered twice during the book build, and the final amount of the issue increased to RUB 13 . 5 billion, up from the RUB 10 billion first announced .

7 MTS.RU S In October, MTS reported that CloudMTS had helped Unilever transfer its corporate systems in Russia and Belarus, including its data warehouse and SAP - based business process management system, to the MTS cloud . The company is using over 100 TB of data in the MTS cloud, having moved its entire Russia and Belarus business to Russia . Fintech In August, MTS Fintech began testing digital ruble transactions, under which participants can open a digital ruble account via a mobile app, pay for goods and services by QR code, transfer digital rubles, and set up and perform automatic transfers . Earlier, the Bank joined a CBR a pilot group formed by the CBR to test the digital ruble . In September, MTS Bank was ranked among the top three in the Skolkovo Foundation's Sk Fintech Hub rating of banks' innovativeness according to 19 criteria, including "innovative organizational structure", "investment in innovation", "cooperation with startups", "activities aimed at working with innovation and supporting projects at early stages" and "digital services" . In October, MTS Bank issued three - year exchange - traded bonds (series 001 P - 03 ) worth RUB 10 billion with a floating coupon rate of RUONIA plus 2 . 20 % per annum and a face value of RUB 1 , 000 each . Cloud In August, CloudMTS introduced a solution hosted by Qrator Labs, a partner platform, that protects applications and web resources against DDoS attacks, regardless of their complexity or the geographical location of the attacker . In October, CloudMTS announced that it had received a statement of compliance with government standards (GOST standard Р 57580 . 1 - 2017 ) for the secure cloud - based hosting of banks’ and fintech companies’ information systems containing financial transaction data . This recognition means that the CloudMTS infrastructure has been tested for compliance with the information security requirements necessary for working with banking data . A statement of compliance was received both for CloudMTS’s physical infrastructure — two data processing centers in Moscow and one in St . Petersburg — and for its software and individual services for financial organizations .

8 MTS.RU S In October, MTS made it possible for users to run ads through Telegram Ads on the basis of external data — targeting phone numbers of Russian operators . Ads can be configured through the MTS Marketer interface, and MTS Big Data can be used to select target audiences by geographic location and interests as well as by Telegram segments and groups . Beginning in the autumn, it will also be possible to run ads based on internal data, as well as ads that use the CPM model, with payment per 1 , 000 impressions . In October, MTS completed the rebranding of its subsidiary Webinar Group . All IT solutions for business communication that were previously marketed as Webinar Group products will be unified under the UCaaS brand MTS Link . The rebranding is a reflection of the new business strategy and the transition to a unified communications platform . MTS Link offers solutions for online meetings, webinars, blended learning, as well as large virtual and hybrid events . Innovation and products In August, MTS launched its FinZashchita service for individual users (available at https : //finadvice . mts . ru/protect), which tracks loan scammers and helps monitor the security of user data . The service works with all Russian mobile operators . Users can choose among monthly, semi - annual and annual subscription options . In September, MTS switched to its own proprietary anti - fraud system, Fraud Detection Platform, completely replacing foreign - made software . The solution analyzes user behavior and detects anomalies 31 % faster and more accurately than the previous solution . The Fraud Detection Platform will save the ecosystem about RUB  460 million per year . The new system analyzes and organizes data streams that it receives from various types of equipment and in different formats, systematizes them and identifies patterns . The Fraud Detection Platform processes more than 5 billion transactions a day, spending no more than 50 milliseconds per transaction on average . If suspicious user behavior is detected, the system analyzes it and, if necessary, immediately blocks fraudulent activities .

9 MTS.RU S CAUTIONARY NOTE ON FORWARD - LOOKING STATEMENTS Some of the information in this press release may contain projections or other forward - looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U . S . Private Securities Litigation Reform Act of 1995 . You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions . We wish to caution you that these statements are only predictions and that actual events or results may differ materially . We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events . We refer you to the documents MTS files from time to time with the U . S . Securities and Exchange Commission, specifically the Company’s most recent Annual Report on Form 20 - F . These documents contain and identify important factors, including those contained in the section captioned “Risk Factors”, that could cause the actual results to differ materially from those contained in our projections or forward - looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to Ukraine ; the expansion of sanctions and restrictive measures imposed on the Russian Federation and a number of Russian legal and natural persons by the United States, European Union, United Kingdom and certain other states, including the sanctions previously imposed on MTS Bank and their potential impact on our operations, assets and liabilities ; responsive regulatory, legislative and other measure[s ] by Russian authorities as a reaction to foreign sanctions and restrictive measures . On May 18 , 2023 MTS’s shareholder Sistema PJSFC (which holds 42 , 085 % in MTS capital) was designated under Russia (Sanctions) (EU Exit) Regulations 2019 (as amended) (“ UK Regulations”) . Also on November, 2 2023 , Sistema PJSFC was included to OFAC SDN list . These designations do not make MTS a blocked person under the UK and the US Regulations . The other risk factors include volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U . S . dollar and the Euro) ; commodity and equity prices and the value of financial assets ; the impact of decisions by a number of foreign suppliers of goods, works, services and software to suspend or stop providing the supply of goods, works, services and software to Russian legal and natural persons ; the impact of Russian, U . S . and other foreign government programs to restore liquidity and stimulate national and global economies ; our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so ; strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses ; potential fluctuations in quarterly results ; our competitive environment ; our dependence on new service development and tariff structures ; rapid technological and market change ; risks associated with telecommunications infrastructure ; and governmental regulation of the telecommunications industries ; as well as other risks associated with operating in Russia and the CIS volatility of our stock price financial risk management and future growth . In additional, we may face the potential aggravation of existing risk factors or appearance of new risks that may affect our operations and financial results .

10 MTS.RU 7 Totals may add up differently due to rounding Group (RUB bn ) 3Q 22 4Q 22 1Q 2 3 2Q 23 3Q 23 Operating profit 32.6 27.8 29 . 2 34 . 3 31 . 2 Add: D&A 27.8 27.8 28 . 5 29 . 4 29 . 7 Loss from impairment of non - current assets - - - - - Adjusted OIBDA 60.5 55.6 57 . 7 63 . 7 60 . 8 S NOTE ON FINANCIAL MEASURES & DEFINITIONS This press release includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non - IFRS . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Due to rounding and translation practices, Russian ruble and functional currency margins, as well as other non - IFRS financial measures, may differ . OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows : 7 Group 3Q 22 4Q 22 1Q 2 3 2Q 23 3Q 23 Operating margin 23.7% 19.3% 20.9% 23 . 4% 19 . 5% Add: D&A 20.2% 19.3% 20.5% 20 . 0% 18 . 6% Loss from impairment of non - current assets - - - - - Adjusted OIBDA margin 43.9% 38.5% 41.4% 43 . 4% 38 . 1% OIBDA and OIBDA margin can be reconciled to our operating margin as follows: 7 Free cash flow ex - Bank can be reconciled to our free cash flow as follows: 7 Group (RUB bn ) 9m 22 12m 22 3m 2 3 6m 2 3 9m 2 3 Group free cash flow 35.5 63 . 9 9.6 - 3 . 1 27 . 1 Less: Bank free cash flow 17.8 26 . 7 - 11.0 - 39 . 3 - 30 . 4 Free cash flow ex - Bank 17.7 37 . 2 20.6 36 . 2 57 . 6

11 MTS.RU S Definitions Total debt . Total debt represents short - term and long - term debt excluding lease obligations and debt issuance costs . Net debt . Net debt represents total debt less cash and cash equivalents, short - term investments, long - term deposits, swap and currency hedging . Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry . Our net debt calculation may not be similar to the net debt calculation of other companies . The non - IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS . Free Cash Flow . Free cash flow is represented by net cash from operating activities less cash used for certain investing activities . Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry . Our free cash flow calculation may not be similar to the free cash flow calculation of other companies . Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS . Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin . OIBDA represents operating income before depreciation and amortization . OIBDA margin is defined as OIBDA as a percentage of our net revenues . OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss . We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt . While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non - cash current period allocation of costs associated with long - lived assets acquired or constructed in prior periods . Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry . We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded . Subscriber . We define a “subscriber” as an organization or individual whose SIM - card : ▪ shows traffic - generating activity or ▪ accrues a balance for services rendered or ▪ is replenished or topped off over the course of any three - month period, inclusive within the reporting period, and was not blocked at the end of the period .

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(AMOUNTS IN MILLIONS OF RUB EXCEPT PER SHARE AMOUNT)

	Nine months ended September 30, 2023	Nine months ended September 30, 2022	Three months ended September 30, 2023	Three months ended September 30, 2022
Service revenue	408 771	364 601	143 831	126 998
Sales of goods	37 230	32 792	15 840	10 657
Revenue	**446 001**	**397 393**	**159 671**	**137 655**
Cost of services	(119 026)	(112 042)	(40 852)	(38 089)
Cost of goods	(34 118)	(29 424)	(14 957)	(9 370)
Selling, general and administrative expenses	(96 631)	(78 003)	(36 309)	(27 138)
Depreciation and amortization	(87 597)	(86 601)	(29 664)	(27 845)
Operating share of the profit of associates and joint ventures	4 842	3 508	1 722	1 214
Impairment of non-current assets	-	(489)	-	-
Other operating expenses	(18 846)	(12 737)	(8 458)	(3 811)
Operating profit	**94 625**	**81 605**	**31 153**	**32 616**
Other non- operating income / (expenses):				
Finance income	1 764	1 036	524	680
Finance costs	(41 012)	(44 793)	(15 422)	(13 834)
Other non-operating (expenses) / income	(5 924)	2 223	(3 890)	(3 169)
Total other non-operating expenses, net	**(45 172)**	**(41 534)**	**(18 788)**	**(16 323)**
Profit before tax from continuing operations	**49 453**	**40 071**	**12 365**	**16 293**
Income tax expense	(10 462)	9 526)	(3 198)	(3 548)
Profit for the period from continuing operations	**38 991**	**30 545**	**9 167**	**12 745**
Discontinued operation:				
Profit after tax for the period from discontinued operation	**204**	**(2 803)**	**62**	**(136)**
Profit for the period	**39 195**	**27 742**	**9 229**	**12 609**
Profit for the period attributable to non-controlling interests	(702)	(602)	(235)	(272)
Profit for the period attributable to owners of the Company	**38,492**	**27,140**	**8,994**	**12,337**
Other comprehensive (loss) / income				
Items that may be reclassified subsequently to profit or loss				
Exchange differences on translating foreign operations	7 478	(3 122)	1 880	2 146
Net fair value (loss)/income on financial instruments	(116)	(257)	(44)	(172)
Other comprehensive (loss) / income for the period	**7 362**	**(3 379)**	**1 836**	**1 974**
Total comprehensive income for the period	**46 557**	**24 363**	**11 065**	**14 583**
Less comprehensive income for the period attributable to the noncontrolling interests	(702)	(602)	(235)	(272)
Comprehensive income for the period attributable to owners of the Company	**45 855**	**23 761**	**10 830**	**14 311**
Weighted average number of common shares outstanding, in thousands - basic	1,681,717	1,677,886	1,670,655	1,684,411
Earnings per share attributable to the Group - basic:				
EPS from continuing operations	22,77	17,85	5,35	7,40
EPS from discontinued operation	0,12	(1,67)	0,04	(0,08)
Total EPS - basic	22,89	16,18	5,39	7,32
Weighted average number of common shares outstanding, in thousands - diluted	1 702 057	1 703 881	1 689 384	1 709 967
Earnings per share attributable to the Group - diluted:				
EPS from continuing operations	22,50	17,57	5,29	7,29
EPS from discontinued operation	0,12	(1,64)	0,04	(0,08)
Total EPS - diluted	22,62	15,93	5,33	7,21

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MTS.RU

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF SEPTEMBER 30, 2023 AND AS OF DECEMBER 31, 2022

(AMOUNTS IN MILLIONS OF RUB)

	As of September 30, 2023	As of December 31, 2022
NON-CURRENT ASSETS:		
Property, plant and equipment	306 511	312 509
Investment property	8 912	4 925
Right-of-use assets	114 725	120 192
Intangible assets	173 942	165 243
Investments in associates	24 093	9 752
Other investments	32 842	7 539
Deferred tax assets	9 948	11 610
Accounts receivable, related parties	1 304	1 767
Bank loans to customers and interbank loans due from banks	171 893	138 199
Other financial assets	17 157	6 265
Other non-financial assets	3 465	4 046
Total non-current assets	**864 792**	**782 047**
CURRENT ASSETS:		
Inventories	13 127	14 199
Trade and other receivables	43 017	37 176
Accounts receivable, related parties	2 566	2 643
Bank loans to customers and interbank loans due from banks	118 825	96 135
Short-term investments	26 443	24 422
VAT receivable	9 115	10 867
Income tax assets	1 465	785
Assets held for sale	527	273
Cash and cash equivalents	41 329	78 292
Other financial current assets	26 455	24 015
Advances paid and prepaid expenses, contract and other non-financial current assets	10 429	12 076
Total current assets	**293 299**	**300 883**
Total assets	**1 158 091**	**1 082 930**
EQUITY:		
Equity attributable to owners of the Company*	-18 243	-9 367
Non-controlling interests	6 541	5 750
Total equity	**-11 702**	**-3 617**
NON-CURRENT LIABILITIES:		
Borrowings	310 437	368 393
Lease obligation	117 606	123 894
Bank deposits and liabilities	11 740	12 397
Deferred tax liabilities	9 598	17 759
Provisions	13 068	7 288
Other financial liabilities	5 377	3 464
Other non-financial liabilities	3 023	2 007
Total non-current liabilities	**470 849**	**535 202**
CURRENT LIABILITIES:		
Trade and other payables	88 062	67 166
Accounts payable, related parties	852	1 451
Borrowings	194 994	117 747
Lease obligation	21 086	19 608
Bank deposits and liabilities	294 695	260 744
Income tax liabilities	1 737	3 150
Provisions	30 866	23 757
Other financial liabilities	5 016	2 985
Other non-financial and contract liabilities	61 637	54 737
Total current liabiliites	**698 944**	**551 345**
Total equity and liabilities	**1 158 091**	**1 082 930**

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MTS.RU

14 MTS.RU S CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022 (AMOUNTS IN MILLIONS OF RUB) Nine months ended Nine months ended September 30, 2023 September 30, 2022 Profit for the period 39 194 27 742 Adjustments for: Depreciation and amortization 87 597 86 699 Finance income (1 764) (1 036) Finance costs 41 012 44 808 Income tax expense 10 462 9 494 Net foreign exchange loss/(gain) and change in fair value of financial instruments 4 641 (961) Share of the profit of associates (4 322) (3 695) Inventory obsolescence expense 1 473 1 670 Impairment of financial assets 22 954 20 139 Change in provisions 14 437 (729) Impairment of non - current assets - 489 Other non - cash items (3 040) (204) Movements in operating assets and liabilities: Increase in trade and other receivables and contract assets (6 305) (512) Increase in bank loans to customers and interbank loans to banks (74 402) (36 010) (Increase)/decrease in inventory (289) 4 341 Decrease/(increase) in VAT receivable 1 810 2 397 (Increase)/decrease in advances paid and prepaid expenses (13 426) 47 Increase/(decrease) in trade and other payables, contract liabilities and other liabilities 6 847 (7 166) Increase in bank deposits and other bank liabilities 20 501 28 116 Dividends received 4 338 3 146 Income taxes paid (19 337) (12 457) Interest received 1 230 966 Interest paid, net of interest capitalised (40 338) (41 816) Net cash provided by operating activities 93 273 125 468 CASH FLOWS FROM INVESTING ACTIVITIES: Acquisition of subsidiary, net of cash acquired (231) (12 989) Purchases of property, plant and equipment (25 507) (50 161) Purchases of other intangible assets (excl. cost to obtain contracts) (34 207) (25 606) Cost to obtain and fulfill contracts, paid (3 149) (3 262) Proceeds from sale of property, plant and equipment and assets held for sale 3 444 3 553 Purchases of short - term and other investments (28 714) (1 990) Proceeds from sale of short - term and other investments 4 725 9 594 Investments in associates (4 286) (1 347) Purchases of investment property (1 906) - Cash payments related to swap contracts 388 (783) Proceeds from sale of subsidiaries (246) (129) Other investing activities (35) 434 Net cash used in investing activities (89 724) (82 686)

15 MTS.RU S CONTACTS ir@mts.ru 8 (495) 223 - 20 - 25 CASH FLOWS FROM FINANCING ACTIVITIES: Repayment of loans (49 615) (36 001) Proceeds from loans 65 100 68 128 Repayment of notes (29 502) (20 796) Proceeds from issuance of notes 22 430 49 900 Notes and debt issuance cost paid (35) (187) Lease obligation principal paid (13 768) (12 001) Dividends paid (47 447) (40 951) Proceeds from sale of treasury shares 3 370 - Acquisition of NCI (1 204) - Sale of NCI 482 - Cash flows from transactions under common control (84) - Other financing activities 1 199 (1 898) Net cash (used in)/provided by financing activities (49 074) 6 194 Effect of exchange rate changes on cash and cash equivalents 8 562 (8 393) NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS: (36 963) 40 583 CASH AND CASH EQUIVALENTS, at beginning of the period 7 292 40 590 CASH AND CASH EQUIVALENTS, at end of the period 41 329 81 173

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: November 16, 2023